FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of August 2004

Commission File No. 333-07346


                           AINSWORTH LUMBER CO. LTD.
                    _______________________________________
                              (Registrant's name)

                                   Suite 3194
                                   Bentall 4
                                 P.O. Box 49307
                              1055 Dunsmuir Street
                          Vancouver, British Columbia
                                 Canada V7X 1L3
                    (Address of principal executive offices)
                    _______________________________________


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F         X         Form 40-F
                         ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                              No          X
                     ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.        Document

1.         Press Release dated August 27, 2004 - Ainsworth Lumber Co. Ltd.
           conference call notification

                                                                  Document 1


NEWS RELEASE
For Immediate Release

Friday, August 27, 2004

AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. - CONFERENCE CALL NOTIFICATION

VANCOUVER, BC - Ainsworth Lumber Co. Ltd. (ANS: TSX) will host a conference call for the investor community on Monday, August 30, 2004 at 8:30 am PDT (11:30 am EDT) to discuss the company's recently announced agreement to acquire all of Potlatch Corporation's oriented strand board (OSB) manufacturing and related facilities. Call participants may dial 1-800-440-1782 and reference conference ID number 21206872.

Replay of the conference call will be available until September 6, 2004 by calling 1-800- 558-5253 and using conference ID number 21206872. Media is welcome to listen to the call.

For further information
Ainsworth Lumber Co. Ltd., Vancouver, B.C.
Catherine Ainsworth, Chief Operating Officer
Michael Ainsworth, Executive Vice President
Robert Allen, Chief Financial Officer
Bruce Rose, GM, Corporate Development
604 661-3200
www.ainsworth.ca

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   AINSWORTH LUMBER CO. LTD.
                                               --------------------------------
                                                         (Registrant)



Date: August 30, 2004                          By:  /s/ Robert Allen
      -------------------------                    ----------------------------
                                                         (Signature)
                                                   Robert Allen
                                                   Chief Financial Officer